UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 28, 2006

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2006

Re: Exxon Mobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated February 22, 2006 concerning the shareholder proposal submitted by the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Board of Education Retirement System and Alice S. Werbel for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that ExxonMobil therefore withdraws its January 18, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

06026819

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

P. Douglas Fleer
Vice President
Clean Yield Group, Inc.
P.O. Box 117
Garvin Hill Road
Greensboro, VT 05841

34088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 18, 2006

<u>VIA NETWORK COURIER</u>
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: <u>Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8</u>
Omission of shareholder proposal regarding security arrangements

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Office of the Comptroller of New York City, together with co-filers, and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as Counsel for ExxonMobil.

<u>Proposal relates to ordinary business</u>.

The proposal requests that management review and report to shareholders on the corporation's security arrangements in Indonesia.

ExxonMobil operates Indonesia's Arun natural gas field. The project is located in Aceh Province, which until the past year has suffered civil unrest and conflict between the Indonesian national and local governments and the separatist Free Aceh Movement.

We recognize that the staff typically views the existence of civil unrest and allegations of related human rights concerns as significant public policy issues that prevent the exclusion of a shareholder proposal that would otherwise be deemed to relate to a company's ordinary business operations under Rule 14a-8(i)(7). See generally Exchange Act Release Nos. 12,999 (November 22, 1976); 39,093 (September 28, 1997); and 40,018 (May 21, 1998). Based on the Commission's stated position on these kinds of issues and prior no-action letter precedents, ExxonMobil did not submit a no-action letter request with respect to this proposal when it was first submitted to us last year for our 2005 annual meeting.

However, just as facts can change so that a matter once deemed to be ordinary business becomes a significant policy issue, so change can occur in the opposite direction. This is precisely what we believe has taken place in Aceh, Indonesia.

Specifically, a peace agreement was reached on August 15, 2005 between the Indonesian government and the Free Aceh Movement. The key provisions of the peace agreement have been implemented on schedule and in accordance with the stated guidelines. Enclosed as Exhibit 2 is a recent news article from the Associated Press noting the success of the settlement. Among other things, the article describes the draw-down of government troops and the final batch of rebel weapons being handed in and destroyed "in a symbolic end to nearly three-decades of war."

ExxonMobil is deeply gratified to see peace come to Aceh, not only for the sake of our own operations and workers there but for the good of all residents of that long-suffering region. As a result of the Aceh peace agreement, we no longer believe the shareholder proposal raises significant policy issues. Rather, the proposal now simply relates to day-to-day management of the workplace (i.e., security arrangements for personnel and facilities at a particular company operation) and may therefore be excluded from the proxy material for our 2006 annual meeting under Rule 14a-8(i)(7). See Release No. 34-40018 at "III" and, for example, Allstate Corporation (available February 19, 2002) (proposal to cease doing business in Mississippi due to perceived adverse local legal environment excludable under Rule 14a-8(i)(7)).

The request contained in the proposal that management's review of our local security arrangements in Indonesia be undertaken "with a particular reference to potential financial and reputational risks incurred by the company as a result of these relationships" also supports exclusion of the proposal under Rule 14a-8(i)(7). As the Staff recently explained in Item D.2. of Legal Bulletin 14C with respect to environmental and public health proposals, proposals that focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations, as opposed to proposals focusing generally on the company minimizing operations that may adversely affect the public, relate to ordinary business (i.e., risk assessment and cost/benefit analysis). We believe the same principles apply to the current proposal requesting analysis of the potential financial and reputational risks to the company of our local security arrangements in Aceh, Indonesia.

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please contact Lisa K. Bork at 972-444-1473. A copy of this letter and enclosures is being sent to the proponent and co-proponents. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and enclosures.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Mr. Patrick Doherty
The City of New York
Office of the Comptroller
NYC Teachers' Retirement System
1 Centre Street
New York, NY 10007-2341
fax: 212-669-4072

Co-Proponents:

Mr. Patrick Doherty
The City of New York
Office of the Comptroller
NYC Police Pension Fund
1 Centre Street
New York, NY 10007-2341
fax: 212-669-4072

Mr. Patrick Doherty
The City of New York
Office of the Comptroller
NYC Board of Education Retirement System
1 Centre Street
New York, NY 10007-2341
fax: 212-669-4072

Mr. P. Douglas Fleer
Vice President
The Clean Yield Group
3 Garvin Hill Road
Greensboro, VT 05841
fax: 802-533-2907

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 5, 2005

Mr. Henry Hubble
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Hubble:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Teachers' Retirement System, the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Bank of New York certifying the funds' ownership, continually for over a year, of shares of Exxon Mobil common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

Enclosures

EXXONMOBIL CORPORATION

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds.

WHEREAS, we believe that transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption, or poor labor and environmental standards face serious risks to their reputation and share value if they are, in any way, seen to be responsible for, or complicit in, human rights violations; and,

WHEREAS, ExxonMobil has extensive natural gas operations in the Aceh region of the island of Sumatra in Indonesia; and,

WHEREAS, there have been numerous reports of human rights abuses against the indigenous population by the Indonesian military in connection with security operations conducted in the area of ExxonMobil's operations; and,

WHEREAS, due to its relationship with the Indonesian military, the corporation has been named as lead defendant in a pending lawsuit (John Doe 1,et al., vs. ExxonMobil Corporation, et al), filed in the Federal District Court for the District of Columbia, on behalf of Indonesian citizens who allegedly were victims of human rights abuses by military forces guarding ExxonMobil's facilities ; and,

WHEREAS, it has been reported that ExxonMobil has provided logistical as well as financial support for Indonesian military forces stationed in the area; and,

WHEREAS, in August, 2002, several company employees, including two American contract workers and an Indonesian, were ambushed and killed near company property; and,

WHEREAS, a 2003 investigation by the Indonesian Police found that there was a strong possibility that this attack was perpetrated by the Indonesian National Army Force,

THEREFORE, BE IT RESOLVED, that shareholders request that management review and report to shareholders on, by September, 2006, the corporation's security arrangements with the Indonesian government and private security forces, including support, both monetary and in kind, to the Indonesian government and military. Furthermore, that this review and report to shareholders should be conducted with a particular reference to potential financial and reputational risks incurred by the company as a result of these relationships.

SUPPPORTING STATEMENT

The New York City Teachers' Retirement System, the New York City Board of Education Retirement System and the New York City Police Pension Fund believe that it is time for the management to seriously review its policies in this area. Significant commercial advantages can accrue to our company by the rigorous implementation of human rights policies based upon the Universal Declaration of Human Rights. These include: enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and a reduced risk of adverse publicity, divestment campaigns, and lawsuits. We therefore urge you to vote **FOR** this proposal.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

December 5, 2005

To Whom It May Concern

Re: EXXON MOBIL CORP- CUSIP#: 30231G102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 5, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

the New York City Police Pension Fund	3,562,725 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

December 5, 2005

To Whom It May Concern

Re: EXXON MOBIL CORP- CUSIP#: 30231G102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 5, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System	6,545,522 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

December 5, 2005

To Whom It May Concern

Re: EXXON MOBIL CORP- CUSIP#: 30231G102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 5, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System	374,688 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 16, 2005

VIA UPS - OVERNIGHT DELIVERY

Mr. Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Dear Mr. Doherty:

This will acknowledge receipt of the proposal concerning an Aceh security report, which you have submitted on behalf of New York City Teachers' Retirement System (primary filer), The New York City Police Pension Fund (co-filer) and the New York City Board of Education Retirement System (co-filer) in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a letter from the Bank of New York, share ownership has been verified.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers of this proposal (other than those noted in the first paragraph) and in light of the recent SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

[signature]

THE CLEAN YIELD GROUP

P.O. Box 117
Garvin Hill Road
Greensboro, VT 05841
(800) 809-6439
Fax: (802) 533-2907
www.cleanyield.com

Dec 12, 2005

SHAREHOLDER PROPOSAL

DEC 14 2005

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Mr. Henry Hubble,
V.P. & Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: Shareholder Proposal: Human Rights in Indonesia

Dear Mr. Hubble:

Clean Yield Group, Inc. is an asset management firm specializing in socially responsible investing. Our clients and we strive to ensure that the companies we invest in are taking into account the full range of risks and opportunities—environmental and social, as well as financial—in the conduct of their business. We believe that, in the long run, social and environmental responsibility pays rewards on multiple fronts, not the least of which is in financial return to investors.

When a company is a world leader-- and by virtually any standard, ExxonMobil qualifies-- we believe it is of paramount importance that the company reflect the highest standards of corporate conduct. By way of this shareholder proposal, our clients and we urge you to review our company's comportment in ensuring the security of its assets in Indonesia. Even the perception that brutal human rights abuses may be taking place tarnishes Exxon Mobil's reputation. We believe that a thorough, transparent review and report on the practices of those providing security for Exxon's assets in Indonesia will contribute to enhanced business opportunities for Exxon, greater value for shareholders, and, underlying those benefits, confidence that the dignity and quality of life of Exxon workers and indigenous peoples in Indonesia are not diminished by our company's activities.

As you will see from the accompanying correspondence, Alice S. Werbel has authorized this firm to act on her behalf with regard to this proxy proposal. This letter is to establish her right to propose this shareholder resolution and to convey her delegation of authority Clean Yield to act on her behalf.

As you will have noted, the New York City Teachers' Retirement Program has proposed an identical shareholder resolution. In the interest of efficient communication, we ask you to copy us on all communication, but direct all correspondence to Mr. Patrick Doherty of the NYC Comptroller's Office as the lead filer of this resolution. His contact information is as follows:

Patrick Doherty
City of N.Y., Office of the Comptroller
Investor Responsibility Div., Room 729
Municipal Building, 1 Center Street
New York, New York 10007

Phone Number 212-669-2651
Fax Number 212-815-8663

Sincerely yours,

P. Douglas Fleer,
Vice President

Cc: Alice S. Werbel, beneficial owner of 2,644 share of ExxonMobil
Patrick Doherty, NYC Office of the Comptroller
David Schilling, Interfaith Center on Corporate Responsibility

Enc: Shareholder resolution regarding Exxon Mobil's activities in Indonesia
Documents (2) establishing shareholder's ownership of ExxonMobil voting shares
Shareholder's filing letter to Mr. Hubble
Copy of shareholder's letter of authorization to Clean Yield

Human Rights - Indonesia
2005 – Exxon Mobil Corporation

WHEREAS, we believe that transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption, or poor labor and environmental standards face serious risks to their reputation and share value if they are, in any way, seen to be responsible for, or complicit in, human rights violations; and,

WHEREAS, ExxonMobil has extensive natural gas operations in the Aceh region of the island of Sumatra in Indonesia; and,

WHEREAS, there have been numerous reports of human rights abuses against the local population by the Indonesian military in connection with security operations conducted in the area of ExxonMobil's operations; and,

WHEREAS, due to its relationship with the Indonesian military, the corporation has been named as lead defendant in a pending lawsuit, John Doe 1,et al., vs. ExxonMobil Corporation, et al., filed in the Federal District Court for the District of Columbia, on behalf of Indonesian citizens who allegedly were victims of human rights abuses by military forces guarding ExxonMobil's facilities ; and,

WHEREAS, it has been reported that ExxonMobil has provided logistical as well as financial support for Indonesian military forces stationed in the area; and,

WHEREAS, since 2002, ExxonMobil has been a participant in the dialogue on the US.-U.K. Voluntary Principles on Security and Human Rights, which call on companies operating internationally to urge local security forces to provide security in a manner consistent with human rights and ethical conduct; and

WHEREAS, ExxonMobil's Corporate Citizenship policy states that the provision of security should be "consistent with the law and respect for human rights",

THEREFORE, BE IT RESOLVED, that shareholders request that management review and report to shareholders, by September, 2005, on the corporation's security arrangements with the Indonesian government and private security forces, including support, both monetary and in kind, to the Indonesian government and military. Furthermore, it is requested that this review and report to shareholders should be conducted with a particular reference to potential financial and reputational risks incurred by the company as a result of these relationships.

SUPPPORTING STATEMENT

The New York City Teachers' Retirement System and the New York City Board of Education Retirement System believe that it is time for management to seriously review its policies in this area. Significant commercial advantages can accrue to our company by the rigorous implementation in its overseas operations of human rights policies based upon the Universal Declaration of Human Rights. These benefits can include enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and a reduced risk of adverse publicity, divestment campaigns, and lawsuits. We therefore urge you to vote **FOR** this proposal.

Alice S. Werbel
POB 1336
Norwich, Vermont 05055

December 12, 2005

Mr. H. H. Hubble, Secretary
and V.P. for Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Shareholder proposal regarding ExxonMobil's security arrangements in Indonesia

Dear Mr. Hubble:

I am the beneficial owner of 2,644 voting shares of ExxonMobil stock. I acquired these shares during the period April 20, 1981 through September 11, 2000 and have instructed my portfolio manager to substantially maintain my position in ExxonMobil through the company's annual meeting in 2006.

In my capacity as shareholder, I am hereby proposing the captioned resolution, which is enclosed.

Please note that the New York City Teachers' Retirement System and the New York City Board of Education Retirement System have filed an identical resolution. While I wish to retain my rights as an independent filer of this resolution, in the interest of efficient communication, Mr. Pat Doherty of the NYC Controllers Office will serve as the primary contact for communication affecting this resolution.

Further, please note that I have authorized Clean Yield Asset Management, Inc., of Greensboro, Vermont, to act on my behalf with regard to all matters relative to this shareholder resolution, including, but not limited to, dialogue with company officials and serving as my legal proxy at the annual shareholders' meeting.

Kindly address any correspondence relative to this shareholder resolution directly to Clean Yield at the following address:

Clean Yield Asset Management
Attn: Rian Fried, President
4 Garvin Hill Road P.O. Box 117
Greensboro, VT 05841

Telephone: 802-533-7178
Fax: 802-533-2907
E-mail: rian@cleanyield.com

Thank you for addressing this matter and noting the delegation of authority.

Sincerely,

Alice S. Werbel

cc: Rian Fried, Pres., Clean Yield Asset Management
Patrick Doherty, NYC Controllers Office
David Schilling, Interfaith Center for Corporate Responsibility

Enc: Shareholder Resolution
Letter of delegation to Rian Fried, CYAM

Alice S. Werbel
POB 1336
Norwich, Vermont 05055

December 12, 2005

Rian Fried, President
Clean Yield Asset Management
P.O. Box 117 Garvin Hill Road
Greensboro, VT 05841

Re: ExxonMobil Shareholder Resolution

Dear Rian:

As you know, I am the beneficial owner of 2,644 shares of ExxonMobil common stock. In my capacity as shareholder, I am filing the accompanying shareholder resolution, which affects human rights in Indonesia and the alleged role of the Indonesian military and private security forces hired by ExxonMobil in violating those rights.

With this letter, I am hereby authorizing you and your staff at Clean Yield to act on my behalf in all matters affecting this resolution. I anticipate that this might involve discussions, correspondence, and negotiations with company officials and other filers of the resolution, decisions about whether or not to withdraw the resolution, contacting other shareholders of XOM, and appearing at the ExxonMobil annual general meeting in 2006 to present the resolution on my behalf.

Furthermore, as manager of this account with limited trading authority, please be instructed to substantially maintain my financial position in ExxonMobil through the company's annual meeting in 2006.

Sincerely,

Alice S. Werbel,

Cc: Henry H. Hubble, V.P. & Sec'y, ExxonMobil
Pat Doherty, NYC Controller's Offfice
David Schilling, ICCR

THE CLEAN YIELD GROUP

P.O. Box 117
Garvin Hill Road
Greensboro, VT 05841
(800) 809-6439
Fax: (802) 533-2907
www.cleanyield.com

December 12, 2005

To whom it may concern:

This letter will confirm that Alice S. Werbel of Norwich, Vermont, beneficially owns 2,644 shares of Exxon Mobil common stock.

Ms. Werbel acquired these shares during the period April 1981, through September 2000, inclusive. In recent years, until February of this year, these shares were held in Smith-Barney account 136-009-08. On February 9, 2005, these shares were transferred to Charles Schwab and held for Ms. Werbel's beneficial ownership in account #20608139, where they remain through the present date. (See letter, attached.)

As Ms. Werbel's portfolio manager for this account, be it known that Ms. Werbel has instructed Clean Yield to substantially maintain her position in ExxonMobil, at least through the date of ExxonMobil's annual general meeting in 2005.

P. Douglas Fleer,
Vice-president

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

December 5, 2005

Alice Susan Werbel
PO Box 1336
Norwich, VT 05055

RE: Account 20608139 Alice Susan Werbel

To Whom It May Concern:

This is confirmation that Charles Schwab & Co. Inc. holds, as custodian, 2644 shares of common stock in the Exxon Mobil Corporation for the beneficial owner, Alice Susan Werbel, in account number 20608139.

The shares have been held in account 20608139 since February 9, 2005.

Please feel free to contact me at 800-447-1000 ext. 2 if any further information is needed.

Sincerely,

Brian Makoff

Brian Makoff
Senior Relationship Specialist

THE CLEAN YIELD GROUP

P.O. Box 117
Garvin Hill Road
Greensboro, VT 05841
(800) 809-6439
Fax: (802) 533-2907
www.cleanyield.com

FAX

SHAREHOLDER PROPOSAL
DEC 14 2005
NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG: JEP: DGH: SMD

To: Henry H. Hubble, V.P. & Secretary
- or –
David G. Henry, Section Head
Shareholder Relations
Exxon Mobil Corporation

Fax: 1-972-444-1199

From: P. Douglas Fleer, Vice President PDF

Re: Clarification, correction, and further documentation of the shareholder proposal entitled ***Human Rights – Indonesia***

Date: December 14, 2005

Pages: 4, including this cover sheet

I much appreciated the call from Mr. Henry this morning, clarifying that Alice S. Werbel is indeed intending to file the identical resolution as the NYC Retirement Funds, and that NYC (Pat Doherty) is the lead filer. I apologize for the lack of coordination. The correct version of the Resolution is ~~attached~~ that provided by Mr. Doherty

Separately, we would appreciate your adding the second page of a letter from Alice Werbel to Mr. Hubble that seems to have been accidentally omitted from the faxed version of Clean Yield's filing. (We believe it *was* included in the mailed, hard copy version.)

Next, I am including pages 1 and 4 from the Smith-Barney statement for the account of Alice Werbel, demonstrating her beneficial ownership of ExxonMobil shares during the period that includes December 14, 2004. At Ms. Werbel's request, I have blanked out unrelated sections.

Finally, enclosed is a replacement copy of the "To whom it may concern" letter from me with a corrected date: 2005 is corrected to 2006.

Thank you for adding this proof-of-ownership documentation to our filing.

Sincerely,

Alice S. Werbel

cc: Rian Fried, Pres., Clean Yield Asset Management
Patrick Doherty, NYC Controllers Office
David Schilling, Interfaith Center for Corporate Responsibility

Enc: Shareholder Resolution
Letter of delegation to Rian Fried, CYAM

SMITH BARNEY
citigroup

Ref: 00000174 00004984

Select Client Statement

November 29 - December 31, 2004

Account number 136-00980-14

136L04709009800000000174 304366AH01 SELFL004A
ALICE WERBEL
PO BOX 1336
NORWICH VT 05055-1336

Your Broker/Dealer is
CITIGROUP GLOBAL MKTS INC.
Your Financial Consultant
PETER A. STERN
46 CENTERRA PARKWAY
EVERGREEN CTR-STE101
LEBANON NH 03766
603-643-4520
Email: peter.a.stern@smithbarney.com
www.smithbarney.com

Select Service Center:1-800-423-7248
Branch: 800-732-9986

Account value

Cash balance	
Bank Deposit Program℠-principal	
Bank Deposit Program-accrued interest	
Common stocks & options	
Closed end funds	
Preferred stocks	
Mutual funds	
Unit investment trusts	
Corporate bonds	
Municipal bonds	
Total value	
Total value (excluding accrued interest)	

Cash, money fund, bank deposits

Opening balance	
Securities bought and other subtractions	
Securities sold and other additions	
Dividends credited	
Bank Deposit Program℠ interest reinvested	
Closing balance	

A free credit balance in any securities account may be paid to you on demand. Although properly accounted for on our books and records, these funds may be used for our business purposes.

Portfolio summary

Beginning total value (excl. accr. int.)	
Net security deposits/withdrawals	
Net cash deposits/withdrawals	
Beginning value net of deposits/withdrawals	
Total income	
Asset appreciation	
Total value as of 12/31/2004(excl.accr.int.)	
Total return	

SMITH BARNEY
citigroup

Ref: 00000174 00004987

Select Client Statement
November 29 - December 31, 2004

ALICE WERBEL

Account number 136-00980-14 709

Common stocks & options *continued*

Quantity	Description	Symbol	Date acquired	Cost	Share cost	Current price	Current value	Unrealized gain/(loss)	Average % yield	Anticipated income (annualized)
264	EXXON MOBIL CORP	XOM	04/20/81	$ 1,112.36	$ 4.213	$ 51.26	$ 13,532.64	$ 12,420.28* LT		
800	Rating: Smith Barney : 3L		05/18/81	3,272.80	4.091	51.26	41,008.00	37,735.20* LT		
1,456	Argus : 2		06/20/88	16,607.50	11.406	51.26	74,634.56	58,027.06# LT		
20.732	Morningstar : 2		12/10/97	658.10	31.743	51.26	1,062.72	404.62* LT		
39.172	S&P : 1		12/10/98	1,324.90	33.822	51.26	2,007.96	683.06* LT		
35.95			12/10/99	1,398.21	38.893	51.26	1,842.80	444.59^ LT		
28.146			09/11/00	1,125.93	40.00	51.26	1,442.76	316.83* LT		
2,644				25,499.80	9.644		135,531.44	110,031.64	2.106	2,855.52
100	FEDERAL NATIONAL MORTGAGE ASSN	FNM	05/[illegible]	6,163.60	60.812	71.21	7,121.00	957.40 LT		

THE CLEAN YIELD GROUP

P.O. Box 117
Garvin Hill Road
Greensboro, VT 05841
(800) 809-6439
Fax: (802) 533-2907
www.cleanyield.com

December 12, 2005

To whom it may concern:

This letter will confirm that Alice S. Werbel of Norwich, Vermont, beneficially owns 2,644 shares of Exxon Mobil common stock.

Ms. Werbel acquired these shares during the period April 1981, through September 2000, inclusive. In recent years, until February of this year, these shares were held in Smith-Barney account 136-009-08. On February 9, 2005, these shares were transferred to Charles Schwab and held for Ms. Werbel's beneficial ownership in account #20608139, where they remain through the present date. (See letter, attached.)

As Ms. Werbel's portfolio manager for this account, be it known that Ms. Werbel has instructed Clean Yield to substantially maintain her position in ExxonMobil, at least through the date of ExxonMobil's annual general meeting in 2006.

P. Douglas Fleer,
Vice-president

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

VIA UPS OVERNIGHT DELIVERY

Mr. P. Douglas Fleer
Vice President
The Clean Yield Group
3 Garvin Hill Road
Greensboro, VT 05841

Dear Mr. Fleer:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Alice S. Werbel the proposal previously submitted by Patrick Doherty concerning an Aceh security report in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a statement from SmithBarney, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. Patrick Doherty

Enclosure

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an Aceh security report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Patrick Doherty as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____

Alice S. Werbel

December 21, 2005 Wednesday 7:11 AM Eastern Time

SECTION: INTERNATIONAL NEWS

DISTRIBUTION: Europe; Britian; Scandinavia; Middle East; Africa; India; Asia; England

LENGTH: 446 words

HEADLINE: Peace monitors in Indonesia's Aceh province destroy last of rebels' weapons

BYLINE: FEBRY ORIDA; Associated Press Writer

DATELINE: BANDA ACEH, Indonesia

BODY:

International peace monitors fed the final batch of rebel weapons into a circular saw on Wednesday, in a symbolic end to nearly three-decades of war in tsunami-ravaged Aceh province.

Since the signing of a peace agreement in August, the former fighters have handed in all of their self-declared 840 arms and the Indonesian military has withdrawn nearly 20,000 troops from Aceh - with the final 4,000 scheduled to leave under the deal before the month's end.

Six Free Aceh Movement rebels presented EU-led peace monitors with their guns Wednesday at an emotional ceremony attended by hundreds of people.

Each of the weapons was cut into three pieces.

"We are moving in the right direction and are willing to keep moving on," said rebel spokesman Irwandi Yusuf, adding that he was also sad to see the destruction of "guns that were our friends when we were fighting for Acehnese interests."

Efforts to end the 29-year war picked up pace after the Dec. 26 tsunami killed 131,000 people in Aceh and leaving a half-million others homeless.

The Free Aceh Movement rebels and the Indonesian government said they did not want to add to people's suffering and returned to the negotiating table to hammer out an agreement.

Both sides made major concessions.

The rebels gave up their long-held demand for independence and the government agreed to give the region limited self-government and control over 70 percent of the revenue from the province's mineral wealth.

Though there were a few minor violations during the four-month disarmament and decommissioning phase, almost everyone has been surprised at how smoothly things have proceeded.

"It's fantastic, can't believe it went so well," said Saiful, a 45-year-old vendor. "I thought it would never end."

Even Indonesian military Maj. Gen. Bambang Darmono, who earlier complained that some of the rebels' weapons were old and should not be counted toward the total, reversed course Wednesday, saying he was satisfied.

"On behalf of the government of Indonesia we pass our appreciation to GAM for the commitment they have shown in handing their weapons," he said, referring to the rebels by their Indonesian acronym.

In the next few months, the government will start preparing laws giving the rebels the right to form a political party and cementing the region's right to greater autonomy.

They also will start paving the way for provincial elections.

The war in Aceh was one of the longest-running in Asia, and resulted in at least 15,000 deaths, many of the victims civilians caught up in army sweeps.

Under the peace deal, the Indonesian military will keep 9,100 police and 14,700 soldiers in the province.

LOAD-DATE: December 21, 2005

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

February 22, 2006

VIA NETWORK COURIER
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Withdrawal of shareholder proposal regarding security arrangements

Gentlemen and Ladies:

I refer to ExxonMobil's letter dated January 18, 2006, requesting the staff's concurrence that the shareholder proposal referenced above could be excluded from the proxy material for the company's upcoming annual meeting under Rule 4a-8(i)(7).

Enclosed as Exhibit 1 are copies of correspondence from the proponent and co-filers of this proposal confirming that the shareholder proposal has been withdrawn. Withdrawal of the proposal on behalf of three of the four co-filers, consisting of various New York City pension and retirement funds, is made by the Office of the Comptroller of the City of New York. Withdrawal by the remaining co-filer, Clean Yield, is evidenced by that entity's signature on a copy of the primary filer's letter of withdrawal. Accordingly, ExxonMobil also hereby withdraws its request for a no-action letter on this matter.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I enclose five additional copies of this letter and enclosure. A copy of this letter is also being sent to the proponent and co-proponents.

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please call Lisa K. Bork at 972-444-1473.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Mr. Patrick Doherty
The City of New York
Office of the Comptroller
NYC Teachers' Retirement System
1 Centre Street
New York, NY 10007-2341
fax: 212-669-4072

Co-Proponents:

Mr. Patrick Doherty
The City of New York
Office of the Comptroller
NYC Police Pension Fund
1 Centre Street
New York, NY 10007-2341
fax: 212-669-4072

Mr. Patrick Doherty
The City of New York
Office of the Comptroller
NYC Board of Education Retirement System
1 Centre Street
New York, NY 10007-2341
fax: 212-669-4072

Mr. P. Douglas Fleer
Vice President
The Clean Yield Group
3 Garvin Hill Road
Greensboro, VT 05841
fax: 802-533-2907

EXHIBIT 1

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

February 21, 2006

Mr. Henry Hubble
Vice President, Investor Relations and
Secretary
5959 Las Colinas Boulevard
Irving, Texas 75039

Mr. Hubble:

Based on the information that you have provided, on behalf of the New York City Teachers Retirement System, The New York City Police Pension Fund, The New York City Board of Education Retirement System, and co-filers, I hereby withdraw the shareholder resolution on Indonesia that was submitted to your corporation.

Sincerely,

Millicent Budhai
Bureau of Asset Management

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

February 21, 2006

Mr. Henry Hubble
Vice President, Investor Relations and
Secretary
5959 Las Colinas Boulevard
Irving, Texas 75039

Mr. Hubble:

Based on the information that you have provided, on behalf of the New York City Teachers Retirement System, The New York City Police Pension Fund, The New York City Board of Education Retirement System, and co-filers, I hereby withdraw the shareholder resolution on Indonesia that was submitted to your corporation.

Sincerely,

Millicent Budhai
Bureau of Asset Management

Clean Yield Asset Management